Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

ANNUAL RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the annual unaudited consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the year ended December 31, 2024 (the “Year”), together with comparative figures for the year ended December 31, 2023. These unaudited consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB9,422.2 million (US$[1]1,290.8 million) for the Year, an increase of 6.9% year-over-year, of which, service revenues were RMB5,955.3 million (US$815.9 million), an increase of 9.2% year-over-year.

•	Loss from operations was RMB114.8 million (US$15.7 million) for the Year, compared with loss from operations of RMB206.4 million for the year of 2023.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2993 to US$1.00 for the financial figures in relation to the Year and RMB7.0999 to US$1.00 for the financial figures in relation to the year ended December 31, 2023 (i.e. the comparative figures), being the noon buying rate in effect on December 31, 2024 and December 29, 2023, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•	Non-GAAP income from operations[2] was RMB10.6 million (US$1.5 million) for the Year, compared with non-GAAP loss from operations of RMB23.7 million for the year of 2023.

•	Net loss attributable to ordinary shareholders of Baozun was RMB185.2 million (US$25.4 million) for the Year, narrowed from net loss attributable to ordinary shareholders of Baozun of RMB278.4 million in the fiscal year of 2023.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun[3] was RMB40.4 million (US$5.5 million) for the Year, compared with non-GAAP net loss attributable to ordinary shareholders of Baozun of RMB65.1 million for the year of 2023.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB3.09 (US$0.42) for the Year, compared with both RMB4.68 for the year of 2023.

•	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[5] were both RMB0.67 (US$0.09), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS of both RMB1.09 for the year of 2023.

•	Cash, cash equivalents, restricted cash and short-term investments totaled RMB2,915.9 million (US$399.5 million) as of December 31, 2024, compared with RMB3,072.8 million as of December 31, 2023.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, and cancellation fees of repurchased ADSs.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value on derivative liabilities, loss on disposal of investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

[4]	Each ADS represents three Class A ordinary shares of the Company.

[5]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three.

BAOZUN INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of December 31,
	2023 RMB	2024 RMB	2024 US$[1]
ASSETS
Current assets:
Cash and cash equivalents	2,149,531	1,289,323	176,636
Restricted cash	202,764	354,991	48,634
Short-term investments	720,522	1,271,618	174,211
Accounts receivable, net of allowance for credit losses of RMB124,737 and RMB126,936 as of December 31, 2023 and 2024, respectively	2,184,729	2,033,778	278,626
Inventories	1,045,116	1,117,439	153,089
Advances to suppliers	311,111	404,353	55,396
Derivative financial assets	–	11,557	1,583
Prepayments and other current assets	590,350	724,091	99,200
Amounts due from related parties	86,661	7,021	962

Total current assets	7,290,784	7,214,171	988,337

Non-current assets:
Long term investments	359,129	341,687	46,811
Property and equipment, net	851,151	822,229	112,645
Intangible assets, net	306,420	357,307	48,951
Land use right, net	38,464	37,438	5,129
Operating lease right-of-use assets	1,070,120	767,376	105,130
Goodwill	312,464	362,399	49,648
Other non-current assets	45,316	69,886	9,574
Deferred tax assets	200,628	234,508	32,127

Total non-current assets	3,183,692	2,992,830	410,015

TOTAL ASSETS	10,474,476	10,207,001	1,398,352

	As of December 31,
	2023 RMB	2024 RMB	2024 US$[1]
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,115,721	1,220,957	167,270
Accounts payable	563,562	620,679	85,033
Notes payable	506,629	461,179	63,181
Income tax payables	18,768	26,559	3,638
Accrued expenses and other current liabilities	1,188,179	1,169,547	160,228
Derivative liabilities	–	130	18
Amounts due to related parties	32,118	5,369	735
Current operating lease liabilities	332,983	243,137	33,310

Total current liabilities	3,757,960	3,747,557	513,413

Non-current liabilities:
Deferred tax liabilities	24,966	32,783	4,491
Long-term operating lease liabilities	799,096	597,805	81,899
Other non-current liabilities	40,718	48,277	6,614

Total non-current liabilities	864,780	678,865	93,004

TOTAL LIABILITIES	4,622,740	4,426,422	606,417

BAOZUN INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023 RMB	2024 RMB	2024 US$[1]
Redeemable non-controlling interests	1,584,858	1,670,379	228,841

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 175,668,586 shares issued, and 167,901,880 and 161,337,586 shares outstanding, as of December 31, 2023, and 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023 and 2024)	8	8	1
Additional paid-in capital	4,571,439	4,646,631	636,586
Treasury shares (nil and 14,331,000 shares as of December 31, 2023 and 2024, respectively)	–	(95,502)	(13,084)
Accumulated deficit	(506,587)	(691,785)	(94,775)
Accumulated other comprehensive income	32,251	54,575	7,477

Total Baozun Inc. shareholders’ equity	4,097,204	3,914,022	536,218

Non-controlling interests	169,674	196,178	26,876

Total Shareholders’ equity	4,266,878	4,110,200	563,094

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,474,476	10,207,001	1,398,352

BAOZUN INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022 RMB	2023 RMB	2024 RMB	2024 US$[1]
Net revenues
Product sales	2,644,214	3,357,202	3,466,928	474,967
Services (including related party revenues of RMB133,758, RMB113,288 and RMB92,330 for the years ended December 31, 2022, 2023 and 2024, respectively)	5,756,417	5,454,811	5,955,301	815,873

Total net revenues	8,400,631	8,812,013	9,422,229	1,290,840

Operating expenses:
Cost of products	(2,255,950)	(2,409,110)	(2,473,804)	(338,910)
Fulfillment	(2,719,749)	(2,507,306)	(2,461,591)	(337,237)
Sales and marketing	(2,674,358)	(2,829,016)	(3,380,724)	(463,157)
Technology and content	(427,954)	(505,203)	(550,289)	(75,389)
General and administrative	(371,470)	(855,914)	(719,157)	(98,524)
Other operating income, net	95,292	123,368	55,445	7,596
Impairment of goodwill	(13,155)	(35,212)	(6,934)	(950)

Total operating expenses	(8,367,344)	(9,018,393)	(9,537,054)	(1,306,571)

Income (loss) from operations	33,287	(206,380)	(114,825)	(15,731)

Other income (expenses):
Interest income	45,816	82,113	68,752	9,419
Interest expense	(56,917)	(41,344)	(38,987)	(5,341)
Unrealized investment (loss) gain	(97,827)	(68,031)	4,851	665
Loss on disposal of investments	(16,967)	–	–	–
(Loss) gain on disposal/acquisition of subsidiaries	(90,065)	631	–	–
Gain on repurchase of 1.625% convertible senior notes due 2024	7,907	–	–	–
Impairment loss of investments	(8,400)	–	(14,403)	(1,973)
Exchange loss	(32,384)	(8,530)	(10,213)	(1,399)
Fair value change on financial instruments	(364,758)	24,515	11,838	1,622

	For the year ended December 31,
	2022 RMB	2023 RMB	2024 RMB	2024 US$[1]
Loss before income tax and share of income in equity method investment	(580,308)	(217,026)	(92,987)	(12,738)
Income tax expense	(26,480)	(12,003)	(20,739)	(2,841)
Share of (loss) income in equity method investments	(3,586)	6,253	(24,658)	(3,378)

Net loss	(610,374)	(222,776)	(138,384)	(18,957)

Net loss (income) attributable to non- controlling interests	843	(9,677)	1,990	273
Net income attributable to redeemable non- controlling interests	(43,759)	(45,969)	(48,804)	(6,686)

Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(278,422)	(185,198)	(25,370)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(3.56)	(1.56)	(1.03)	(0.14)
Diluted	(3.56)	(1.56)	(1.03)	(0.14)

Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(10.69)	(4.68)	(3.09)	(0.42)
Diluted	(10.69)	(4.68)	(3.09)	(0.42)

BAOZUN INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022 RMB	2023 RMB	2024 RMB	2024 US$[1]
Net loss	(610,374)	(222,776)	(138,384)	(18,957)
Other comprehensive (loss)/income,
net of tax of nil:
Foreign currency translation adjustment	118,281	16,573	22,324	3,058

Comprehensive loss	(492,093)	(206,203)	(116,060)	(15,899)

Total comprehensive loss (income) attributable to non-controlling interests	843	(9,677)	1,990	273
Total comprehensive income attributable to
redeemable non-controlling interests	(43,759)	(45,969)	(48,804)	(6,686)

Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(535,009)	(261,849)	(162,874)	(22,312)

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the “VIE”) (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of December 31, 2024, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of incorporation/ acquisition	Place of incorporation/operation and legal status	Issued share capital/ paid in capital	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-2014	HK	HKD10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-2003	People’s Republic of China (“PRC”)/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-2010	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-2010	PRC/limited liability	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-2013	Company HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-2011	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-2015	HK	HKD100,000	100%
Baotong Inc.	19-Jun-2019	Cayman	USD10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-2016	HK	HKD10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	07-Oct-2022	Hong Kong	RMB100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-2022	Hong Kong	RMB10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”)	31-Jan-2023	PRC/wholly foreign owned enterprise	USD257,551,995	100%
VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	31-Dec-2010	PRC/variable interest entity	RMB50,000,000	N/A

2.	SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

(b)	Basis of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

(c)	Recently Adopted Accounting Pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023-01”) . It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. We adopted this standard on January 1, 2024, and such adoption did not have a material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”) , requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on our financial statements.

3.	REVENUE

For the years ended December 31, 2022, 2023 and 2024, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For the Year Ended December 31,
	2022 RMB	2023 RMB	2024 RMB
Product sales derived from:
– E-Commerce, at point of time	2,644,214	2,092,215	1,999,572
– Brand Management, at point of time	–	1,264,987	1,469,561
– Inter-segment elimination	–	–	(2,205)

	2,644,214	3,357,202	3,466,928

Service revenue derived from:
– E-Commerce, over time	5,675,173	5,418,263	5,929,184
– E-Commerce, at point of time	81,244	110,638	141,515
	5,756,417	5,528,901	6,070,699

– Brand Management, over time	–	6,039	4,790
– Inter-segment elimination	–	(80,129)	(120,188)
	5,756,417	5,454,811	5,955,301

Total revenue	8,400,631	8,812,013	9,422,229

Service revenue by type

	For the Year Ended December 31,
	2022 RMB	2023 RMB	2024 RMB
– Online store operations	1,624,114	1,604,695	1,765,364
– Warehousing and fulfillment	2,380,863	2,194,469	2,189,181
– Digital marketing and IT solutions	1,751,440	1,735,776	2,120,944
– Inter-segment eliminations	–	(80,129)	(120,188)
Total revenues from services	5,756,417	5,454,811	5,955,301

Contract Liability

The movement of the contract liabilities, which primarily consist of advances from customers for the years ended December 31, 2023 and 2024 were as follows:

Advances from Customers
Opening Balance as of January 1, 2023	120,858
Net increase	42,379

Ending Balance as of December 31, 2023	163,237
Net increase	10,532

Ending Balance as of December 31, 2024	173,769

Revenues amounted to RMB120,858 and RMB155,544 were recognized in the years ended December 31, 2023 and 2024 respectively, that were included in the balance of contract liabilities at the beginning of the respective year.

4.	NET LOSS PER SHARE

Basic and diluted net income/loss per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2022 RMB	2023 RMB	2024 RMB
Numerator:
Net loss	(610,374)	(222,776)	(138,384)
Net loss (income) attributable to non-controlling interests	843	(9,677)	1,990
Net income attributable to redeemable non-controlling interests	(43,759)	(45,969)	(48,804)

Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(278,422)	(185,198)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(3.56)	(1.56)	(1.03)
Diluted	(3.56)	(1.56)	(1.03)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(10.69)	(4.68)	(3.09)
Diluted	(10.69)	(4.68)	(3.09)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	183,274,855	178,549,849	179,678,986
Diluted	183,274,855	178,549,849	179,678,986

During the years ended December 31, 2022, 2023 and 2024, the Group had 3,751,322, 8,502,786 and 3,379,002 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2024, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development (“OECD”) effective from January 1, 2024. The OECD’s Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by- jurisdiction basis. Other countries in which the Group has operations or presence are also actively considering adopting the framework or are in various stages of enacting the framework into their respective country’s laws. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continues to evaluate the impact.

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Company’s PRC subsidiaries are as follows:

	For the Year Ended December 31,
	2022 RMB	2023 RMB	2024 RMB
Current tax	82,595	57,594	61,628
Deferred tax	(56,115)	(45,591)	(40,889)

Income tax expense	26,480	12,003	20,739

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2023 RMB	2024 RMB
Accounts receivable	2,309,466	2,160,714
Allowance for credit losses:
Balance at beginning of the period	(120,495)	(124,737)
Additions	(2,187)	–
Reverse	–	915
Exchange loss	(3,017)	(3,535)
Write-offs	962	421

Balance at end of the period	(124,737)	(126,936)

Accounts receivable, net	2,184,729	2,033,778

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December 31,
	2023 RMB	2024 RMB
0-3 months	1,988,582	1,849,764
3-6 months	89,732	91,676
6-12 months	37,908	22,592
Over 1 year	193,244	196,682

Accounts receivable, gross	2,309,466	2,160,714

7.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of December 31,
	2023 RMB	2024 RMB
Accounts payable	563,562	620,679
Notes payable	506,629	461,179

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,
	2023 RMB	2024 RMB
0-12 months	563,562	620,679
Over 1 year	–	–

Accounts payable, gross	563,562	620,679

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,
	2023 RMB	2024 RMB
0-12 months	506,629	461,179
Over 1 year	–	–

Accounts payable, gross	506,629	461,179

8.	SHORT-TERM LOAN

The short-term loan as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023 RMB	2024 RMB
Short-term loan
Short-term bank borrowings	1,115,721	1,220,957

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,715,846 and RMB3,890,000 as of December 31, 2023 and 2024, respectively, which can only be used to maintain daily operation.

As of December 31, 2023, the Group had utilized credit facilities in amount of RMB1,115,721, RMB107,196 and RMB183,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,309,684 of the credit facilities was available for future borrowing as of December 31, 2023. The credit facilities expired subsequently in 2024.

As of December 31, 2024, the Group had utilized credit facilities in amount of RMB936,454, RMB133,051 and RMB427,621 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,392,874 of the credit facilities was available for future borrowing as of December 31, 2024. The credit facilities will expire during the period from January to December 2025.

9.	DIVIDEND

The Board did not recommend the distribution of any final dividend for the years ended December 31, 2023 and 2024.

10.	ORDINARY SHARES AND TREASURY STOCK

On October 5, 2022, the Company announced a share repurchase plan with a maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. The 32,353,269 outstanding treasury shares were all cancelled during the year 2023.

In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the Year, the Company repurchased 4,777,000 ADSs (representing 14,331,000 Class A ordinary shares) from the market with cash consideration of US$13.3 million in aggregate, of which 844,601 ADSs (representing 2,533,803 Class A ordinary shares) will be cancelled.

For the years ended December 31, 2023 and 2024, 4,801,007 and 7,766,705 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Overview

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a diverse range of brands to grow and succeed by leveraging our end-to- end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI*, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 17 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Our revenue increased by 6.9% from RMB8,812.0 million for the year ended December 31, 2023 to RMB9,422.2 million for the Year, primarily due to a 9.2% increase in service revenue. Our non- GAAP operating income was RMB10.6 million3, compared with non-GAAP loss from operations RMB23.7 million in the fiscal year of 2023.

*	Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce (encompassing BEC and BZI); and (ii) Brand Management (representing BBM).

Baozun E-Commerce (BEC)

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/ or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of BEC for the Year

During the Year, service revenue grew by 9.2%, primally attributable to a 10.0% year-over-year growth in online store operations, together with a 22.2% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

Omni-channel expansion remains a key theme for our brand partners. We continued to further enhance our omni-channel capabilities. As of December 31, 2024, approximately 48.8% of our brand partners engaged with us for store operations of at least two channels.

Baozun Brand Management (BBM)

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China. BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China, including the localization ability, on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP Overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, building supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

During the Year, Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”) achieved revenue of RMB1,474 million. As of December 31, 2024, we operated 152 offline stores for GAP in mainland China. While GAP stores are mainly located in first- and second-tier cities in China, the brand continues to expand into cities with potential across China and the region. We plan to open more than 50 new stores in 2025 and continue to optimize our store structure and locations.

Product Management

China-for-China product is our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that’s relevant to the Chinese market. Our designs are driven by data insights and executed with a much shorter supply chain cycle. In 2024, we introduced functional features in our core T-shirt category, including Quick Dry, Cooling, Sweat Absorption. These features expanded our product offerings to meet more local needs.

Retail Management

With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Year, we continued to optimize our retail management capabilities.

We aimed to open more “quality” neighborhood stores, such as those in Shanghai POPC, Beijing Tongzhou MixC, Haikou Longfor. These strategically located stores not only drive business but also enhance profitability. Additionally, we co-opened stores in Shenyang, Guiyang, Xi’an and many other cities with our local strategic partners, creating mutual benefits. Strong partnerships facilitate faster store openings, particularly in second-and third-tier cities, and enhance investment efficiency.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Year, we enhanced our supply chain capabilities to better meet consumer demands. For example, our proactive fabric planning resulted in a significant improvement in leadtime in 2024. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Baozun International (BZI)

Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources.

We plan to build an ecosystem around our technology and businesses, consisting of consumers, brands, retailers, third-party service providers, strategic alliance partners, and other businesses. BZI offers brands across several countries and regions a localized experience within the country in which they operate. In addition, BZI manages localized storefronts in different countries, making cross-border commerce easier for brands. These tailored experiences are designed to increase brand partners’ confidence in new markets and enhance consumer conversion, enabling brand partners to enter these new geographies with ease.

Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. As of December 31, 2024, we have set up operation offices in 9 markets, including Hong Kong, Taiwan, Singapore, Malaysia, Philippines, Thailand, Korea, Japan and France. At the same time, we recruit top and experienced talents locally. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical-specific solutions, and localized services to better serve the digitalization needs overseas.

PROSPECTS

Looking ahead, we remain cautious about the macro uncertainties but confident that our on-going transformation has strengthened our business fundamentals and value proposition to brand owners. In 2025, our primary focus is to execute our plans diligently, patiently, and sustainably. Our strategic expansion into three business lines – Baozun e-Commerce, Baozun Brand Management and Baozun International – is laying the foundation for our next phase of growth.

For BEC, we remain committed to strengthening both top and bottom lines while maintaining healthy cash flow. We will continue pursuing our strategic objective of “customer-centric, high- quality, and sustainable business growth”. In 2024, we advanced BEC’s business transition in four key areas: improving customer centric services, growing quality revenue, improving profitability through efficiency, and fostering a sustainable corporate culture.

In 2025, we will further execute our business transition. We will continue our omni-channel capabilities, with a strong focus on Douyin and other content-driven platforms such as Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth. Additionally, we aim to grow our product sales business through a high-quality digitalized distribution model. Our goal is to integrate online and offline channels seamlessly, utilizing our digital capabilities to empower brands across all fronts.

For BBM, our primary focus is to build on current momentum, strengthen our foundation and revitalize growth for the Gap brand in China. Additionally, we acquired a 51% equity stake to form a joint venture with Authentic Brands Group for the relevant intellectual property of Hunter in Greater China and Southeast Asia. We have ambitious plans for Hunter’s growth, including expanding into new categories and diversifying our distribution channels to unlock the brand’s full potential in China, as well as in Singapore and Malaysia. Through Baozun International, we aim to further support and accelerate Hunter’s expansion across Southeast Asia.

We believe that our expertise in technology, applied to brand operations, is central to Baozun’s identity. Regardless of the business models we deploy, our technology and expertise provide a cohesive and robust foundation for our strategy. With strengthened business fundamentals, we remain focused on executing our plans. Supported by a healthy cash flow and balance sheet, we are well-positioned to seize new opportunities and deliver lasting value to our stakeholders.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Year ended December 31,
	2024		2023
	RMB’000	%	RMB’000	%	Growth Rate %
Net Revenues
Product sales	3,466,928	36.8%	3,357,202	38.1%	3.3%
Services	5,955,301	63.2%	5,454,811	61.9%	9.2%

Total	9,422,229	100.0%	8,812,013	100.0%	6.9%

For the Year, the total net revenue of the Group was approximately RMB9,422.2 million (US$1,290.8 million) (December 31, 2023: RMB8,812.0 million), representing an increase of approximately 6.9% as compared with 2023, mainly driven by a 9.2% increase in service revenue.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales from Brand Management, which mainly comprised retail revenue from Gap China business, including both offline store sales and online sales; and partially offset by the decline from BEC due to the weak performance in the appliance, fast-moving consumer goods and electronics categories, as well as the Company’s optimization of its product distribution model, especially in the category of electronics. Product sales included product sales from E-Commerce and Brand Management of RMB1,999.6 million and RMB1,469.6 million for the Year, respectively, compared with product sales from E-Commerce and Brand Management of RMB2,092.2 million and RMB1,265.0 million for the year ended December 31, 2023.

Revenue from services

The increase in revenue from services during the Year as compared with last year was mainly due to a 22.2% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization, together with a 10.0% year-over-year growth in online store operations.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, brand royalty fee, as well as inventory write- downs. Our cost of products was RMB2,473.8 million (US$338.9 million) for the Year (December 31, 2023: RMB2,409.1 million). The increase in cost of products during the Year as compared to last year was mainly attributable to the increased product sales volume from Brand Management.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 1.8% from RMB2,507.3 million (US$353.1 million) for the year ended December 31, 2023 to RMB2,461.6 million (US$337.2 million) for the Year. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 19.5% from RMB2,829.0 million (US$398.5 million) for the year ended December 31, 2023 to RMB3,380.7 million (US$463.2 million) for the Year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and offline stores for BBM during the Year.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 8.9% from RMB505.2 million (US$71.2 million) for the year ended December 31, 2023 to RMB550.3 million (US$75.4 million) for the Year.

The increase was in line with the increasing revenues from IT solutions during the Year, partially offset by the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses decreased by 16.0% from RMB855.9 million (US$120.6 million) for the year ended December 31, 2023 to RMB719.2 million (US$98.5 million) for the Year, primarily due to the Company’s cost control initiatives and efficiency improvements.

Other Operating Income (Expenses), Net

Our other operating income (expenses) mainly consists of government grants received by the subsidiaries of the Group in the PRC. The other operating income decreased by 55.1% from RMB123.4 million (US$17.4 million) for the year ended December 31, 2023 to RMB55.4 million (US$7.6 million) for the Year, primarily attributable to a decrease in government grants received.

Other Income (Expenses)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment (loss) gain, loss disposal of investments, (loss) gain on disposal/acquisition of subsidiaries and other gain (loss) arising from investing and financing activities. For the Year, other income (net) was approximately RMB21.8 million (US$3.0 million), compared with other expenses (net) RMB10.6 million (US$1.5 million) for the year ended December 31, 2023, the increase primarily due to unrealized investment gain which was mainly related to the increase in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021 partially offset by impairment loss of certain equity investments.

Income Tax Expense

For the Year, our income tax expense was RMB20.7 million (US$2.8 million) as compared to RMB12.0 million (US$1.7 million) for the year ended December 31, 2023.

Net Loss

As a result of the above factors, net loss of approximately RMB138.4 million (US$19.0 million) for the Year was recorded, compared to a net loss of RMB222.8 million (US$31.4 million) for the year ended December 31, 2023.

Current Assets

As of December 31, 2024, the current assets of the Group were approximately RMB7,214.2 million (US$988.3 million), representing a decrease of 1.1% as compared with approximately RMB7,290.8 million (US$1,026.9 million) as of December 31, 2023. As of December 31, 2024, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2023: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Loss

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased by 6.9% from RMB2,184.7 million (US$307.7 million) as of December 31, 2023 to RMB2,033.8 million (US$278.6 million) as of December 31, 2024.

Accounts Payables

Our accounts payables represent payables to suppliers. As of December 31, 2024, accounts payables amounted to approximately RMB620.7 million (US$85.0 million), representing an increase of approximately 10.1% as compared with approximately RMB563.6 million (US$79.4 million) as of December 31, 2023, primarily due to the incremental account payables related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of December 31, 2024, accrued expenses and other current liabilities amounted to approximately RMB1,169.5 million (US$160.2 million), representing a decrease of approximately 1.6% as compared with approximately RMB1,188.2 million (US$167.4 million) as of December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.70% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,289.3 million (US$176.6 million), RMB355.0 million (US$48.6 million), and RMB1,271.6 million (US$174.2 million) as of December 31, 2024 (December 31, 2023: RMB2,149.5 million (US$302.8 million), RMB202.8 million (US$28.6 million), and RMB720.5 million (US$101.5 million)). The cash position remains stable for the Year and the same period last year.

Short-term Loan

As of December 31, 2024, we had short-term loan of approximately RMB1,221.0 million (US$167.3 million) (December 31, 2023: RMB1,115.7 million).

For the Year, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.6% to 3.0% (December 31, 2023: 2.8% to 3.3%).

Pledge of Assets

As of December 31, 2024, we had RMB308 million bank deposits pledged to secure the RMB129 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities for the year divided by total equity for the year and multiplied by 100.0%. The gearing ratio as of December 31, 2023 and December 31, 2024 were both 1.08.

Contingent Liabilities and Commitments

As of December 31, 2024, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB1,289.3 million (US$176.6 million) and RMB2,149.5 million (US$302.8 million), restricted cash of RMB355.0 million (US$48.6 million) and RMB202.8 million (US$28.6 million), short-term investments of RMB1,271.6 million (US$174.2 million) and RMB720.5 million (US$101.5 million) as of December 31, 2024 and December 31, 2023, respectively. All of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,033.8 million (US$278.6 million) and RMB2,184.7 million (US$307.7 million) and amounts due from related parties of RMB7.0 million (US$1.0 million) and RMB86.7 million (US$12.2 million) as of December 31, 2024 and December 31, 2023, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk primarily from purchases of goods or services which give rises to payables that are denominated in a foreign currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People’s Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Year, the Group had deployed certain financial instruments for mitigating its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

As of December 31, 2024, there were no significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2024) held by the Group. During the Year, there were no material acquisitions and disposals of subsidiaries, associates or joint ventures.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this announcement. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of December 31, 2024, the Group had 7,650 full-time employees, compared with 7,827 as of December 31, 2023. The decrease in full-time employees was mainly due to our process reengineering and efficiency enhancement that we used less labor for our front-end operations and logistics function.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on- the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In 2024, we elevated Baozun College, and upgraded into Baozun Capability Development Center by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Additionally, we enhanced the Baozun Young Talent Program, an initiative dedicated to nurturing emerging talent, for the third consecutive year.

SUBSEQUENT EVENTS

There was no event that has taken place subsequent to December 31, 2024 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Year, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Year.

Having made specific enquiries to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Year.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non- compliance with the Model Code by the Company’s relevant employees has been noted during the Year after making reasonable enquiry.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the Year, the Company repurchased from the market a total of 4,777,000 ADSs of the Company listed on Nasdaq Global Select Market in the United States, of which, (i) 844,601 ADSs were repurchased for cancellation; and (ii) 3,932,399 ADSs were repurchased and held as treasury shares. Details of the repurchases of the ADSs are as follows:

Month of repurchases	Number of ADSs repurchased	Highest price per ADS	Lowest price per ADS	Aggregate consideration
		(US$)	(US$)	(US$)
April, 2024	844,601	2.83	2.24	2,079,987
June, 2024	336,601	2.46	2.25	798,963
July, 2024	775,141	2.94	2.36	2,013,171
September, 2024	949,757	3.79	2.22	2,473,648
October, 2024	685,891	4.34	3.17	2,472,748
November, 2024	144,415	2.77	2.50	378,321
December, 2024	1,040,594	3.76	2.39	3,015,291

Total	4,777,000	–	–	13,232,129

The repurchases were made by the Directors with a view to give back shareholder return to the Company’s shareholders. As of December 31, 2024, (i) 2,533,803 Class A ordinary shares represented by the 844,601 ADSs being repurchased were pending cancellation; and (ii) 11,797,197 treasury shares represented by the 3,932,399 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Year.

REVIEW OF ANNUAL RESULTS

The Company has established the Audit Committee in compliance with the Listing Rules. The Audit Committee has reviewed the annual financial results for the Year and considers that the annual financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

FINAL DIVIDEND

The Board has resolved not to recommend the distribution of final dividend for the Year (2023: Nil).

SCOPE OF WORK OF KPMG

The figures in respect of the Group’s unaudited consolidated balance sheet, unaudited consolidated statement of operations and unaudited consolidated statement of comprehensive income and the related notes thereto for the year ended December 31, 2024 as set out in the preliminary announcement have been agreed by the Group’s auditor, KPMG, Certified Public Accountants, to the amounts set out in the unaudited consolidated financial statements of the Group for the year. The work performed by KPMG in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by KPMG on the preliminary announcement.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non- GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, and cancellation fees of repurchased ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investments. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$
Loss from operations	(206,380)	(114,825)	(15,731)
Add: Share-based compensation expenses	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	31,875	36,257	4,967
Acquisition-related expenses	12,171	–	–
Impairment of goodwill	35,212	6,934	950
Cancellation fees of repurchased ADSs	–	678	93

Non-GAAP (loss) income from operations	(23,673)	10,645	1,458

Net loss	(222,776)	(138,384)	(18,957)
Add: Share-based compensation expenses	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	31,875	36,257	4,967
Acquisition-related expenses	12,171	–	–
Impairment of goodwill and investments	35,212	21,337	2,923
Other-than-temporary impairment of equity method investments	–	26,115	3,578
Cancellation fees of repurchased ADSs	–	678	93
Fair value gain on derivative liabilities	(24,515)	–	–
Gain on disposal/acquisition of subsidiaries	(631)	–	–
Unrealized investment loss (gain)	68,031	(4,851)	(665)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(6,086)	(7,611)	(1,043)

Non-GAAP net (loss) income	(3,270)	15,142	2,075

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	(25,370)
Add: Share-based compensation expenses	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	24,206	25,776	3,531
Acquisition-related expenses	12,171	–	–
Impairment of goodwill and investments	35,212	20,742	2,842
Other-than-temporary impairment of equity method investments	–	26,115	3,578
Cancellation fees of repurchased ADSs	–	678	93
Fair value gain on derivative liabilities	(24,515)	–	–
Gain on disposal/acquisition of subsidiaries	(652)	–	–
Unrealized investment loss (gain)	68,031	(4,851)	(665)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(4,569)	(5,234)	(717)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(65,089)	(40,371)	(5,529)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(1.09)	(0.67)	(0.09)
Weighted average shares used in calculating diluted net loss per ordinary share	178,549,849	179,678,986	179,678,986

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.

PUBLICATION OF ANNUAL RESULTS AND 2024 ANNUAL REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2024 annual report will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, March 20, 2025

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

This announcement contains forward-looking statements relating to the business outlook, estimates of financial performance, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in the future. Underlying these forward-looking statements are a lot of risks and uncertainties. In light of the risks and uncertainties, the inclusion of forward-looking statements in this announcement should not be regarded as representations by the Board or the Company that the plans and objectives will be achieved, and investors should not place undue reliance on such statements.

*      for identification purposes only